Exhibit 3.1

Amendment to Third Amended and Restated Bylaws of Belden Inc.

The first sentence of Section 2 (Number, Election and Term of Office) of Article III of the Company’s bylaws is amended as follows: “The number of directors shall be ten (10) unless another number has been established by resolution of the board, as it may do from time to time.”